Exhibit 4.4

WEST PHARMACEUTICAL SERVICES, INC.
DESCRIPTION OF SECURITIES

As of December 31, 2019, the common stock of West Pharmaceutical Services, Inc. (“West” or the “Company”) is registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The summary of the general terms and provisions of the Company’s common stock set forth below does not purport to be complete and is subject to, and qualified by, reference to the Company’s Articles of Incorporation (as amended, the “Articles”) and Bylaws (as amended, the “Bylaws,” and together with the Articles, the “Charter Documents”), each of which is incorporated by reference as an exhibit to the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission of which this Exhibit is a part. For additional information, please read the Company’s Charter Documents and the applicable provisions of the Pennsylvania Business Corporation Law of 1988 (as amended from time to time, the “PBCL”).

Description of Capital Stock

Authorized Capital Stock. The Company is authorized under the Articles to issue 103,000,000 shares, divided into 100,000,000 shares of common stock, par value $.25 per share, and 3,000,000 shares of preferred stock, par value $.25 per share. As of December 31, 2019, the Company had 74,085,095 shares of common stock outstanding and zero shares of preferred stock outstanding. The outstanding shares of the Company’s common stock are fully paid and nonassessable.

Voting Rights. Except as otherwise provided by law or any certificate creating any series of preferred stock, the holders of common stock have the exclusive voting power, and every holder of common stock is entitled to one vote for every share of common stock standing in the name of the shareholder on the Company’s books. Except as otherwise provided in the PBCL or the Charter Documents, whenever any corporate action is to be taken by vote of the shareholders of the Company (other than the election of directors), it shall be authorized by the affirmative vote of the majority of shares present in person or represented by proxy at the meeting and entitled to vote on the subject matter. Subject to the Charter Documents, the persons receiving a majority of the votes cast shall be elected as directors; provided, that in contested elections, directors shall be elected by a plurality of the votes of the shares represented in person or represented by proxy at such meeting and entitled to vote on the election of directors. The Board of Directors of the Company (the “Board”) shall have the full authority permitted by law to determine the voting rights, if any, and designations, preferences, limitations, and special rights of any class or any series of any class of preferred stock that may be desired to the extent not determined by the Charter Documents.

Holders of common stock do not have cumulative voting rights in the election of directors, except upon:

•the public announcement by West or a shareholder that such shareholder has become a 40% Shareholder (as described below), and

•such 40% Shareholder engages, directly or indirectly, in a proxy solicitation or participates in an election contest, seeks to advise or influence any person with respect to voting shares of the Company, or executes a written consent in lieu of a shareholder meeting of the Company.

A “40% Shareholder” means any person who, together with affiliates and associates, beneficially owns 40% or more of the voting stock of the Company, other than the Company or its wholly-owned subsidiaries or employee benefit plans.

Dividend Rights. Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the Board, in its discretion, out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock.

Liquidation Rights. In the event of a liquidation, dissolution or winding up of the Company, the holders of the Company’s common stock are entitled to share ratably in all assets remaining after the payment of all of the Company’s liabilities and after all amounts to which holders of any outstanding preferred stock are entitled have been paid or set aside for payment.

Other Rights and Preferences. The Company’s common stock does not carry preemptive rights, is not redeemable, does not have any conversion rights, is not subject to further calls and is not subject to any sinking fund provisions. The rights and preferences of holders of the Company’s common stock are subject to the rights of any series of preferred stock that the Company may issue.

Listing. The Company’s common stock is listed on The New York Stock Exchange under the trading symbol “WST”.

Certain Anti-Takeover Provisions

Vote Required for Certain Significant Transactions. The Articles require that, in addition to any vote required by law or the Articles, the affirmative vote of the holders of at least 80% of the voting power of then outstanding shares of voting stock, voting as a single class, is required for any of the following transactions (each, a “Significant Transaction”):

•any merger or consolidation of the Company or any of its subsidiaries with any Related Person (as defined below) or any other corporation which is or would be an affiliate of a Related Person;

•any sale, lease or other disposition to or with any Related Person or any of its affiliates of any assets of the Company or any of its subsidiaries having a fair market value of $1.0 million or more;

•the issuance or transfer by the Company or any of its subsidiaries of any of their securities to any Related Person or any of its affiliates in exchange for cash, securities or other property having a fair market value of $1.0 million or more;

•the purchase by the Company or any of its subsidiaries of any shares of voting stock of the Company in exchange for cash, securities or other property having a fair market value of $1.0 million or more;

•the adoption of a plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of a Related Person or any of its affiliates; or

•any reclassification of securities or recapitalization of the Company, or any merger or consolidation of the Company with any of its subsidiaries or any other transaction which has the effect, directly or indirectly, or increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Company or any of its subsidiaries which is directly or indirectly owned by any Related Person or any of its affiliates.

The higher vote requirement described above does not apply to a Significant Transaction if it is approved by a majority of Continuing Directors (as defined below) and certain fair price provisions and other requirements set forth in Article 6 of the Articles are satisfied.

“Related Person” means any person (other than the Company or any its subsidiaries) who (i) beneficially owns more than 10% of the voting power of outstanding voting stock or (ii) is an affiliate of the Company and at any time during the preceding two years beneficially owned 10% or more of such voting power, or (iii) is an assignee or has otherwise succeeded to any shares of voting stock which were at any time during the preceding two years beneficially owned by any Related Person, if such assignment or succession occurred in the course of a transaction not involving a public offering.

“Continuing Director” means any member of the Board who (i) was a member as of May 5, 1983, or (ii) is not affiliated with a Related Person and was a member of the Board prior to the time the Related Person became a

Related Person, or (iii) is a successor of a Continuing Director who is unaffiliated with the Related Person and is recommended to succeed a Continuing Director by a majority of the Continuing Directors.

Evaluation of Certain Proposals by the Board. The Articles provide that the Board, when evaluating a proposal from another party to acquire the Company or engage in a similar transaction, shall give due consideration to the following when exercising its judgment in determining what is in the best interests of the Company and its shareholders:

•the character, integrity, business philosophy and financial status of the other party or parties to the transaction;

•the consideration to be received by the Company or its shareholders in connection with such transaction, as compared to: (i) the current market price or value of the Company’s properties or securities; (ii) the estimated future value of the Company, its properties or securities; and (iii) such other measures of the value of the Company, its properties or securities as the directors may deem appropriate.

•the projected social, legal and economic effects of the proposed action or transaction upon the Company, its employees, suppliers and customers and the communities in which the Company does business;

•the general desirability of the Company’s continuing as an independent entity; and

•such other factors as the Board may deem relevant.

Potential Issuances of the Company’s Preferred Stock. Although the Company does not currently have any shares of preferred stock outstanding, it is authorized under the Articles to issue 3,000,000 shares of preferred stock, and the rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of any series of preferred stock that the Company may designate and issue in the future. The Articles also authorize the Board to establish, from the authorized but unissued shares, one or more series of the shares of preferred stock and to determine, with respect to any such series of the Company’s preferred shares, the terms and rights of such series, including, for example, the designation, the number of shares, the dividend rate of the shares, the right, if any, of the Company to redeem shares, the voting power, if any, the obligation, if any, of the Company to retire shares, the terms and conditions, if any, upon which shares shall be convertible into or exchangeable for shares of stock of any other class or classes, and any other rights, preferences or limitations of the shares of such series.

The Board has authorized the issuance of 50,000 shares of preferred stock as Series A junior participating preferred stock in connection with its adoption of a shareholder rights plan that has expired. No shares of the Series A preferred stock are outstanding, and the Company does not intend to issue any of these shares.

The authorized shares of the Company, including shares of preferred stock and common stock, will be available for issuance without further action by the Company’s shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which the Company’s securities may be listed or traded.

Provisions for Shareholder Nominations and Shareholder Proposals at Annual Meetings. The Company’s Bylaws establish an advance notice procedure for shareholders to nominate candidates for election as directors or to bring other business before annual meetings of the Company’s shareholders (the “Shareholder Notice Procedure”). The Shareholder Notice Procedure requires that written notice of nominations or proposals for substantive business must be delivered to the Company not less than 90 days prior to the first anniversary of the date of the prior year’s annual meeting of shareholders; provided, that if less than 21 days’ notice or prior public disclosure of the meeting date is given, the notice must be delivered not later than the earlier of (1) the 7th day after notice of the meeting date was mailed or disclosed, or (2) the 4th day prior to the meeting. The nomination must contain information about the nominees as specified in the Bylaws. The notice must include information specified in the Bylaws, including, among other things, information concerning the nominee or proposal, as the case may be, and information about the shareholder's ownership of and agreements related to shares of the Company’s common stock.

A shareholder who wishes to recommend a candidate to be considered by the Nominating and Corporate Governance Committee of the Board for nomination as a Director must deliver the recommendation in writing to the Secretary of the Company following the Shareholder Notice Procedure described above and include the information set forth in the Bylaws. The Nominating and Corporate Governance Committee will consider all recommended candidates when making its recommendation to the full Board to nominate a slate of Directors for election.

Provisions Relating to the Election of the Company’s Board of Directors. Under the Articles, shareholders are entitled to only one vote for each share held in all elections for directors. Directors are elected by a majority of votes cast, except in the case of contested elections, as described above. Holders of common stock do not have cumulative voting rights in the election of directors, except upon certain circumstances described above.

Director Vacancies. Under the Articles, vacancies in the Board of Directors, including vacancies resulting from an increase in the number of Directors, shall be filled only by a majority vote of the remaining members of the Board though less than a quorum, and each person so selected shall be a Director to serve until the next annual meeting of shareholders, and until a successor has been duly elected and qualified.

Amendment to Articles. Any amendment to the articles requires the affirmative vote of a majority of the votes cast by all shareholders entitled to vote thereon and, if any class or series of shares is entitled to vote thereon as a class, the affirmative vote of a majority of the votes cast in each such class vote, except for amendments on matters specified in Section 1914(c) of the PBCL that do not require shareholder approval; provided that alteration, amendment supplementing or repeal of the following provisions of the Articles requires the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors, considered as one class:

•Article 6, which relates to the vote required for certain significant transactions, as described in “Vote Required for Certain Significant Transactions” above

•Article 7, which relates to the evaluation of certain proposals by the Board, as described in “Evaluation of Certain Proposals by the Board” above

•Article 8, which relates the Board, including vacancies and cumulative voting in certain circumstances

•Article 10, which relates to the vote required to amend the Articles

Amendment to Bylaws. Except as restricted by applicable law, authority to adopt, amend and repeal the Bylaws is expressly vested in the Board, subject to the power of the shareholders to change such action.

Special Meeting of Company Shareholders. The Charter Documents do not contain a provision permitting shareholders to call a special meeting.

Shareholder Action by Written Consent. The Charter Documents do not contain a provision permitting action by written consent of the shareholders.

Pennsylvania Anti-Takeover Statutes. Under Section 1715 of the PBCL, directors stand in a fiduciary relation to their corporation. In discharging their duties, directors may, in considering the best interests of their corporation, consider various constituencies, including, shareholders, employees, suppliers, customers and creditors of the corporation, and upon communities in which offices or other establishments of the corporation are located. Absent a breach of fiduciary duty, a lack of good faith or self-dealing, any act of the Board of Directors, a committee thereof or an individual director is presumed to be in the best interests of the corporation. The PBCL expressly provides that the fiduciary duty of directors does not require them to (i) redeem or otherwise render inapplicable outstanding rights issued under any shareholder rights plan; (ii) render inapplicable certain of the anti-takeover statutes set forth in Chapter 25 of the PBCL described below; or (iii) take any action solely because of the effect it may have on a proposed acquisition or the consideration to be received by shareholders in such a transaction.

Chapter 25 of the PBCL contains several anti-takeover statutes applicable to publicly-traded corporations. Corporations may opt-out of such anti-takeover statutes under certain circumstances. The Company has not opted-out of any of the following statutes.

Section 2538 of Subchapter 25D of the PBCL requires certain transactions with an “interested shareholder” to be approved by a majority of disinterested shareholders. “Interested shareholder” is defined broadly to include any shareholder who is a party to the transaction or who is treated differently than other shareholders and affiliates of the corporation.

Subchapter 25E of the PBCL requires a person or group of persons acting in concert which acquires 20% or more of the voting shares of the corporation to offer to purchase the shares of any other shareholder at “fair value.” “Fair value” means the value not less than the highest price paid by the controlling person or group during the 90-day period prior to the control transaction, plus a control premium. Among other exceptions, Subchapter 25E does not apply to shares acquired directly from the corporation in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended.

Subchapter 25F of the PBCL applies to a transaction with an interested shareholder (defined generally to be any beneficial owner of 20% or more of the corporation’s voting stock). Subchapter F prohibits such a corporation from engaging in a “business combination” (as defined in the PBCL) with an interested shareholder unless (i) the board of directors of such corporation gives approval to the proposed transaction or gives approval to the interested shareholder’s acquisition of 20% of the shares entitled to vote in an election of directors of such corporation, in either case prior to the date on which the shareholder first becomes an interested shareholder (the “Share Acquisition Date”); (ii) the interested shareholder owns at least 80% of the stock of such corporation entitled to vote in an election of directors of such corporation, and no earlier than three months after such interested shareholder reaches such 80% level, the majority of the remaining shareholders approve the proposed transaction, shareholders receive a minimum “fair price” for their shares (as set forth in the PBCL) in the transaction and the other conditions of Subchapter F are met; (iii) holders of all outstanding shares of common stock of the corporation approve the transaction; (iv) no earlier than five years after the Share Acquisition Date, a majority of the holders of the remaining shares entitled to vote in an election of directors approve the transaction; or (v) no earlier than five years after the Share Acquisition Date, a majority of all holders of the shares of the corporation approve the transaction, all shareholders receive a minimum “fair price” for their shares (as set forth in the PBCL) and the other conditions of Subchapter F are met.

Subchapter 25G of the PBCL provides that “control shares” lose voting rights unless such rights are restored by the affirmative vote of a majority of (i) the disinterested shares (generally, shares held by persons other than the acquirer, executive officers of the corporation and certain employee stock plans) and (ii) the outstanding voting shares of the corporation. “Control shares” are defined as shares which, upon acquisition, will result in a person or group acquiring for the first time voting control of (a) at least 20%, (b) at least 33-1/3% or (c) 50% or more of the outstanding shares, together with shares acquired within 180 days of attaining the applicable threshold and shares purchased with the intention of attaining such threshold. A corporation may redeem control shares if the acquiring person does not request restoration of voting rights as permitted by Subchapter 25G. Among other exceptions, Subchapter 25G does not apply to a merger, consolidation or a share exchange if the corporation is a party to the transaction agreement.

Subchapter 25I of the PBCL mandates severance compensation for eligible employees who are terminated within 24 months after the approval of a control share acquisition. Eligible employees generally are all employees employed in Pennsylvania for at least two years prior to the control share approval. Severance equals the weekly compensation of the employee multiplied by the employee's years of service (up to 26 years), less payments made due to the termination.

Subchapter 25J of the PBCL requires the continuation of certain labor contracts relating to business operations owned at the time of a control share approval.

The Company has opted out of Subchapter 25H of the PBCL, which relates to disgorgement by certain controlling shareholders following attempts to acquire control.